APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

LOUDGIRLGOODIES LLC
Balance Sheet - unaudited
For the period ended August 31, 2021

	Current Period		Prior Period
	August 31, 2021		August 31, 2020
ASSETS			
Current Assets:			
Cash	$13,446.01		$0
Petty Cash	$0		$0
Accounts Receivables	$0		$0
Inventory	$0		$0
Prepaid Expenses	$0		$0
Employee Advances	$0		$0
Temporary Investments	$0		$0
Total Current Assets	$0		$0
Fixed Assets:			
Land	$0		$0
Buildings	$0		$0
Furniture and Equipment	$0		$0
Computer Equipment	$0		$0
Vehicles	$0		$0
Less: Accumulated Depreciation	$0		$0
Total Fixed Assets	$0		$0
Other Assets:			
Trademarks	$0		$0
Patents	$0		$0
Security Deposits	$0		$0
Other Assets	$0		$0
Total Other Assets	$0		$0
TOTAL ASSETS	$13,446.01		$0
LIABILITIES			
Current Liabilities:			
Accounts Payable	$0		$0
Business Credit Cards	$0		$0
Sales Tax Payable	$0		$0
Payroll Liabilities	$0		$0
Other Liabilities	$0		$0
Current Portion of Long-Term Debt	$0		$0
Total Current Liabilities	$0		$0
Long-Term Liabilities:			
Notes Payable	$0		$0
Mortgage Payable	$0		$0
Less: Current portion of Long-term debt	$0		$0
Total Long-Term Liabilities	$0		$0
EQUITY			
Capital Stock/Partner's Equity	$13,446.01		$0
Opening Retained Earnings	$0		$0
Dividends Paid/Owner's Draw	$0		$0
Net Income (Loss)	$0		$0
Total Equity	$0		$0
TOTAL LIABILITIES & EQUITY	$13,446.01		$0
Balance Sheet Check	$0.00		$0

I, Carolyn Alexander, certify that:

1. The financial statements of LOUDGIRLGOODIES LLC included in this Form are true and complete in all material respects; and
2. The tax return information of LOUDGIRLGOODIES LLC has not been included in this Form as LOUDGIRLGOODIES LLC was formed on 02/24/2021 and has not filed a tax return to date.

Signature

DocuSigned by:

Carolyn Alexander

89B780912EE249C...

Name: Carolyn Alexander

Title: Founder